                                   FORM 18-K/A
                                 AMENDMENT NO. 1
           FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ANNUAL REPORT
                                       of
                                     CANADA
                              (NAME OF REGISTRANT)

                 DATE OF END OF LAST FISCAL YEAR: MARCH 31, 2002

                             SECURITIES REGISTERED *
                      (AS OF THE CLOSE OF THE FISCAL YEAR)


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                                                    AMOUNTS AS TO                            NAME OF
                                                  WHICH REGISTRATION                       EXCHANGES ON
             TIME OF ISSUE                           IS EFFECTIVE                        WHICH REGISTERED
====================================================================================================================
                  N/A                                    N/A                                   N/A
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            NAME AND ADDRESS OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION:


                          HIS EXCELLENCY MICHAEL KERGIN
               CANADIAN AMBASSADOR TO THE UNITED STATES OF AMERICA
                                CANADIAN EMBASSY
                          501 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20001


                                                 Copies to:

        BILL MITCHELL                        DAVID MURCHISON                      ROBERT W. MULLEN, JR.
           DIRECTOR                               CONSUL                  MILBANK, TWEED, HADLEY & MCCLOY LLP
  FINANCIAL MARKETS DIVISION           CONSULATE GENERAL OF CANADA              1 CHASE MANHATTAN PLAZA
DEPARTMENT OF FINANCE, CANADA          1251 AVENUE OF THE AMERICAS                NEW YORK, N.Y. 10005
    20TH FLOOR, EAST TOWER                 NEW YORK, N.Y. 10020
     L'ESPLANADE LAURIER
     140 O'CONNOR STREET
   OTTAWA, ONTARIO K1A 0G5

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* The Registrant is filing this amendment to its annual report on a voluntary basis.

     CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.


     This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada's belief as well as assumptions made by and information currently available to Canada. When used in this document, the words "anticipate", "estimate", "project", "expect", "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

     This amendment to Canada's Annual Report on Form 18-K for the year ending March 31, 2002 is being filed to include Exhibit C-3.

     This amendment to Canada's annual report comprises:

     (a)  Pages numbered 1 to 4 consecutively.

     (b)  The following exhibit:

          Exhibit C-3: Copy of the 2003 Budget Plan of Canada.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 19th day of February, 2003.


                                 CANADA


                                 By: /s/ Nigel Stephens
                                     -------------------------------------------
                                     Nigel Stephens
                                     Chief
                                     Financial Markets Division
                                     Financial Sector Policy Branch
                                     Department of Finance, Canada

                                  EXHIBIT INDEX

Exhibit No.
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  C-3:         Copy of the 2003 Budget Plan of Canada.